OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

15th Round, LLC

3630 San Fernando Rd.
Glendale, CA 91204

www.15throundboxing.com

769 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 8,230 Membership Units ($106,990 Proceeds to the company**)

Minimum 769 Membership Units ($9,997 Proceeds to the company**)

Company	15th Round, LLC
Corporate Address	3630 San Fernando Rd., Glendale, CA 91204
Description of Business	Professional Boxing Facility & Trademarked Boxing Supply Store
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$13.00
Minimum Investment Amount (per investor)	$260.00

DISTRIBUTION RIGHTS

Pre-Recoupment: Investors will retain 10% of Gross Proceeds up to 120% of the total amount raised.

After Recoupment: The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

INVESTOR BENEFITS / PERKS***

$390+ 15th Round Boxing Shirt

$780+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece

$1,560+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 10% off Lifetime Membership

$3,120+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 15% off Lifetime Membership, 30% Lifetime Merchandise

$6,240+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 20% off Lifetime Membership, 50% Lifetime Merchandise

$12,480+ Shirt, Gloves, Wraps, Mouth Piece, 50% off Lifetime Membership/Merchandise, be in the corner and backstage to one live professional boxing event. See the biz inside and out!

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov .

We will not use commissioned sales agents or underwriters.

** does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on SartEngine.com estimated to be less than 7% of total raise.

*** All perks occur after the offering is completed. Trademarked materials are not intended for resale in person or online. Purchases are only allowed for personal use and will be limited to ensure such treatment. Family members, friends, and all other persons must purchase from company direct.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Previously operating as a sole proprietorship since 2015, until the incorporation of 15th Round, LLC on 8/18/17, 15th Round Boxing is a Gym, currently based in the Los Angeles County. We are a fully trademarked and licensed company, with vetted instructors and managers who take pride in their work. Clients range from people looking to get in shape, while learning self-defense, all the way to professional boxers that are making a career in the sport. We have now converted to an LLC to facilitate this offering

Sales, Supply Chain, & Customer Base

Revenue is generated entirely by above mentioned members. Trademarked recently we are going to be receiving boxing supplies from China, Pakistan, and or UK with intention to resale in store and online. As of this year we are also wholesale accounts with Title Boxing and will begin selling their gear as well.

Competition

Competition is local boxing gyms, cardio boxing fitness centers private and corporate. Suppliers are Pro Boxing Supplies, Title Boxing, Everlast, Reyes.

Liabilities and Litigation

None

The team

Officers and directors

George Giovanis	Founder, Co-CEO & Manager
Evangelos Giovanis	Founder, Co-CEO & Manager

George Giovanis
Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brothers opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By the age of 13 they joined Rhode Island Boxing, home of five time world champion Vinny Paz. Over the years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida, home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. Wanting to grow even more in the martial arts, George also learned Muay Thai, (Dutch style) which is perfect for self defense and MMA as it originates in a boxing stance. So be careful when you slip and dip. In 2013, George was working at XTC fight club in Eagle Rock CA. George operated as a GM and head trainer where he trained kids and adults how to box. In two years, he helped trained dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016. The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13 awards. The film will be released and available on all platforms in 2018. George is currently a Managing Member of Bereave LLC. A company created for the production of the film. George is currently the head licensed professional trainer and CEO/Manager at 15th Round Boxing Club.

Evangelos Giovanis
Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brothers opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By the

age of 13 they joined Rhode Island Boxing, home of five time world champion Vinny Paz. Over the years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida, home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. In 2013, Evangelos was working at XTC fight club where he helped train kids and adults how to box. In two years, he helped train. dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016. The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13 awards. The film will be released and available on all platforms in 2018. Evangelos is currently a Managing Member of Bereave LLC, since 2014. A company created for the production of the film. Evangelos is currently a Trainer and a licensed boxer manager and CEO/Manager at 15th Round Boxing.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risks Involved with investment.** Although our brand is trademarked and we are going to be manufacturing boxing supplies overseas, and potentially domestically, we have not made any sales to date in regards to said products. We have however created boxing gear with our brand so that we may test their value and durability in the field with our professional boxers and current clients. We have created alliances with Chinese and Pakistani manufacturers and had very positive initial interest to purchase their products. We believe the most valuable component of our intellectual property portfolio is that our company comprises of boxers and trainers doing the quality control on the few products purchased and tested. We are a niche gym and will have the typical struggles in competing with large corporate suppliers already in business. We are optimistic in that struggle and intend to target specific institutions ie. competing gyms, promoters, managers, local shows, professional shows so that our brand will eventually be recognized. The brand as a whole needs to grow to achieve these goals.
- **In essense this is a start up that has already started, expansion to a second location assumes risks.** The fitness aspect of the company is succeeding. It is an assumption that the second location will replicate the originals success. There are no guarantees as to the actual success or failure a second location will bring. Even the current location cannot guarantee longevity as contracts never exceed

six months and success is dependent on retention.

- **Cost of opening future locations** The estimate we need to open a second location is 65,000 to 100,000 dollars. Factors beyond our control such as rent, cost of goods, equipment, construction costs, insurance etc. may cause this cost to change. Estimates are based on past experience and current plans.
- **You cannot easily resell the shares.** Once you buy in, it is unlikely you will be able to resell your shares for the foreseeable future. Although platforms to facilitate reselling your shares at StartEngine are in the works, currently, at the time of this offering, this service does not exist.
- **Any valuation at this stage is primarily speculation.** Although the company is in business for nearly two years, the valuation is determined on the speculation of multiple stores and a product line that has yet to happen. No one is stating the company is worth a specific amount. We can't. It's a question of whether you, the investor, wishes to pay this price for this security. Don't think you can make a sound, business decision based on the information provided? Then we advise you not to invest.
- **Business projections are only estimates.** There can be no assurance that the company will meet projections. There can be no assurance that the 15th Round and investors will profit. All businesses, new or established, struggle to created sufficient demand for product and grow their customer base, while creating a better image and reputation than the competition and are not guaranteed in this business venture. Balancing costs and profiting are not guaranteed in this business venture. Competition is fierce and established brands have been at it longer than us, which gives them an advantage.
- **Boxing popularity** A great deal of success for the 15th Round and the boxing industry itself, is constantly determined by the general popularity of the sport as a whole, along with the credibility of its regulators and governing bodies, the desire for big networks to promote the sport, the popularity of boxers as individuals and as brands. Competing sports: MMA, Kickboxing, Muay Thai, new boxing leagues etc. all have positive and negative effects on boxing's popularity, and can, in turn, negatively impact boxing gyms and product lines such as the 15th Round.
- **Current Model duplication** We are successful in part because of the personal attention everyone is receiving during training. Expansion will demand we duplicate quality of service. Being that Evangelos Giovanis and George Giovanis are the head instructors at the current location, it will be difficult to ensure the same quality of service once hiring out has begun. We hope to employ our current fighters that have been under the 15th Round tutelage for many years now. There ability to replicate quality of service is primarily speculation.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- George Giovanis, 50.0% ownership, Managing Member/CEO
- Evangelos Giovanis, 50.0% ownership, Managing Member/CEO

Classes of securities

- Membership Units: 100,000

  The company currently has 100,000 Membership Units issued to the Managing Members.

  Management

  Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described in the Operating Agreement. The initial Managers as elected in the Operating Agreement Exhibit B are George Giovanis and Evangelos Giovanis. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

  Voting Rights *(of this security)*

  The Members have the right and power to vote on all matters with respect to which the Articles of Organization, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in the Operating Agreement (for example, in Section 4.1(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

  Notwithstanding Management by the managers, the following matters require majority approval of the Members in a consent in writing to constitute an act of the Company:

  (i) A material change in the purposes or the nature of the Company's business;

  (ii) With the exception of a transfer of interest governed by Article 7 of the Operating Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Unit Interest,or Voting Interest in any manner other than in accordance with this Agreement;

  (iii) A merger or conversion under the California Revised Uniform Limited Liability Company Act;

  (iv) Any other act outside the ordinary course of the Company's activities;

  (v) The sale, lease, exchange, or other disposition of all, or substantially all, of the Company's property, with or without goodwill, outside the ordinary course of the Company's activities; and

(vi) The amendment of the Operating Agreement

Distribution Rights

The company shall distribute 10% of Gross Proceeds towards Non-Managing Members as a repayment of the Investment Capital., which amount shall be repaid at least semi-annually to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units, until 120% of the total Investment Capital is recouped;

After Recoupment, such remaining Gross Proceeds, if any, shall be distributed pursuant to the Operating Agreement Article 3, Section 3.5.

See the Operating Agreement for the entire set of rights, preferences, limitations, and restrictions.

What it means to be a Minority Holder

Most decisions of the Company are made by the Managing Members. As a minority holder of Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of Managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional Membership Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from an LLC to a corporation resulting in a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. Or another raise as an LLC to expand operations.

If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The Company 15TH ROUND, LLC. generates revenue by selling gym memberships Glendale CA. Membership sales have historically represented about 80% of the Company's annual sales. 20% come from acting as a ticket Vendor to local and national promoters IE; Top Rank, Bash Boxing, All Star Promotions. Our ability to raise money for these live events greatly facilitates our brand awareness. It also fosters relations with the boxing community, and helps raise new clients.

Results of operations
Year ended December 31, 2015 compared to year ended December 31, 2016

Revenue
Revenue for fiscal year 2016 was $100,031, when calculated monthly about three times that compared to fiscal year 2015 revenue of $2,133 given it's one month of operations being multiplied to reflect a full year. As a result the company decided an expansion to a second location is warranted. We believe that selling custom boxing equipment to our own clients will increase revenues as they always are in need of the tools needed to perform in class. This is money simply sent away to other businesses. We have aquired samples and distributed them to long term clients and as part of enrollment to get feed back. We are now in a position to purchase for resale. George Giovanis is in very good standing with CSAC. Considered an active stakeholder in the commissions mind he is invited to their annual meetings and is on an inside track with the pulse of the boxing community 15th boxing plans to create competition approved gloves and gift them to earlier mentioned promoters to use at there events and gain brand awareness with fighters and fans.

Cost of sales
Cost of sales at this time is simply the sweat equity of the Giovanis Brothers.

Gross margins and Expenses
15th Round Boxing is in its second full year of business and is now in the black. We plan to replicate this model in the second store. If business grows exponentially we will be hiring instructors to help with the added work load. Much of this money going out is being earned by our fighters which help promote the family environment and bond that our clients have come to expect.

The Company's expenses consist of mostly rent and general operating expenses associated with most businesses. The fact that the owners are the key employees helps alleviate the pressures of most companies. Like all good startups 15th Round is the Giovanis brothers baby. It eats first, then if any food is left its flipped into the growth of the company and then if anything is still left over the owners get paid. We will continue the long term greedy business model for the foreseeable future.

Year ended December 31, 2016 compared to year ended December 31, 2015
The following discussion is based on our unaudited operating data and tax returns and is subject to change if our accountant completes a financial review of those statements.

Financial Milestones

The company operated at a loss in 2015. We are now at a break even point. In 2016 we successfully trademarked the brand 15th Round. We purchased samples from overseas. An expansion to a second location will increase revenues. We plan to continue expanding to 4 Los Angeles locations and more throughout CA and neighboring states. We plan to have a brick and mortar supply store and have already become a wholesaler with Title boxing Supplies; we are currently discussing featuring our 15th Round gear on their site as well. We are expanding our professional boxers roster and continuing to develop our current fighters amateur and pro careers, which will allow

us to hire trainers in house that have been learning under the Giovanis brothers' tutelage for 5 years now.

We have generated over $100,000 in revenue. We have Trademarked our company and own the rights to our custom logo and the words 15th Round Boxing when it pertains to Boxing fitness and supplies. We are generating income through ticket sales to professional boxing events and although that sum gets flipped to promoters, it helps with brand awareness. Boxing supplies to begin revenue after capital raise.

Gym membership dues are the key to our success. We have an enrollment fee of $50 just to sign up. We have just begun offering a purchase of gloves and wraps at time of enrollment for $100 (enrollment fee included). This has already begun to garnish more income as most new customers in the first month of operations have begun to take advantage of this offer. We charge customers $150/Month if they are month to month customers. $135/Month with a 3 month commitment. $120/ Month with a 6 month commitment. We have grown from 20 clients to over 50 by the end of 2016. as of November 2017 we have over 70 actively paying customers. We have eliminated 16hrs worth of classes per month and still increased membership. The inclusion of the PAL program has us receiving a time slot reservation at $500/Month. We have sold over $20,000 in ticket sales to professional boxing events in 2016. This money is turned over to the promoting entity in charge of sanctioning the bouts. Our fighters are in turn at a higher demand to be booked for bouts. Our brand is exposed to all the fans and fighters at the bouts and inquiries go up immediately after the bouts. Many fans request to purchase shirts and branded items that the corner sports during events. We don't offer this yet but will in 2018. Expansion to a second larger location is expected to more than double the gross income of the store. If the second location mirrors the first and there is a continued natural growth we can expect to have the investors paid back with 20% interest within 5 years. if we double the gross sales to 200k with the new store and add a modest growth of 20%. That puts 15th Round LLC at a quarter million in sales by end of summer. 25,000 of witch is immediately returned to investors pro rata. This does not include any future sales of equipment and apparel, or any further expansions which will be considered immediately once the new location secures it's clients for a full year.

Liquidity and Capital Resources

Liquidity and capital resources
Since its inception in 2015, the Company has raised over $50,000 in equipment.

With the net proceeds from this offering, the Company intends to use the proceeds to expand to a second location no later than early summer of 2018. The repayment plans of our operating agreement will take effect immediately upon closing of this offering. Therefore investors can anticipate quarterly or semi annual payments immediately. The proceeds will come from the existing business in the first payment and once sales begin in the second location those sales will be coupled in the payment process. Thereafter the company intends to set aside funds and increase it's product line.

The company is not in the red and operating at steady growth. We plan to use the capital raised to increase the speed of expansion. We plan to pay back our investors in full and then do another capital raise. We do not need this raise to sustain profitability. We are constantly reinvesting our earnings into the building and our brand recognition. We are valued at $50,000 in assets (this figure does not include goodwill or trademark). We have a solid lease with options to renew for the future and could easily liquidate current location for a profit. We plan to continue replicating this business model in slow, steady calculated steps, hoping to franchise in the future. We plan to find locations with reasonable, low rents so that profits may benefit.

We are also going to begin selling boxing supplies to the general public and online throughout the continental USA. We plan to spend a good amount of revenues in the the growing of our brand through marketing and product giveaways.

The raise is not in anyway needed for the current operation of the business and will be used entirely for expansion. Repayment will be made no sooner than quarterly and not less than semi-annually. repayment will begin immediately per the terms of our operating agreement. future plans to duplicate this raise if successfully executed will be considered. Also a conventional loan for potential SBA or property loan will be assessed within the next 5 years. No further contributions will be demanded or expected by members. minimum or maximum targets will not greatly change how proceeds will be used but rather the size and quality of future location. A full raise may also allow us to invest in a product line as aforementioned.

Indebtedness

The company has no outstanding indebtedness at this time. We often take on small loans (under 10k) to purchase boxing equipment or promote boxers.

Recent offerings of securities

None

Valuation

$1,300,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$9,997	$106,990
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Professional Fees	$500	$500
Net Proceeds	$8,897	$100,070
Use of Net Proceeds:		
R& D & Production		$6,000
Marketing		$5,580
Working Capital	$8,897	$12,000
lease		$12,000
utilities		$5,000
equipment		$55,000
Salaries		4,490
Total Use of Net Proceeds	$8,897	$100,070

We are seeking to raise a minimum of $9,997 (target amount) and up to $106,990 (over allotment amount) in this offering through Regulation Crowdfunding. This will allow us to open a second location. We will keep opening costs to a low. Any money not spent for the opening of new location will be held for any negative months operating. Once the new location reaches a break even point we will use any remaining funds to begin our product line manufacturing. We plan to continue to do capital raises in the future to further enhance our product line and online sales. Most of the monies will be used for lease securement as well as boxing equipment to provide a similar service to our already successful working model.

Irregular Use of Proceeds

There will be no Irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

15th Round Boxing will make annual reports available at www.15throundboxing.com in the info tab under investors section labelled sec filings and annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 15th Round, LLC

[See attached]

I, George Giovanis a Co-CEO/Managing Member of 15th Round, LLC. hereby certify that the financial statements of 15th Round Boxing and notes thereto for the periods ending 12/31/15 and 12/31/16 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $100,031 taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7/7/17

George Giovanis

7/7/17

15th Round Boxing

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

15th Round Boxing
Index to Financial Statements
(unaudited)

Balance Sheet

Assets	2016	2015
Current Assets		
Cash	273	379
Accounts receivable		-
Inventory		-
Prepaid expenses		-
Short-term investments		-
Total current assets	273	379
Fixed (Long-Term) Assets		
Long-term investments	-	-
Property, plant, and equipment	35,966	27,266
(Less accumulated depreciation)	(4,704)	
Intangible assets	5,000	2,000
Total fixed assets	36,262	29,266
Other Assets		
Deferred income tax	-	-
Other	-	-
Total Other Assets	-	-
Total Assets	**36,535**	**29,645**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	-	-
Short-term loans	-	-
Income taxes and licenses payable	1,164	-
Accrued salaries and wages	-	-
Unearned revenue	-	-
Current portion of long-term debt	-	-
Total current liabilities	1,164	-
Long-Term Liabilities		
Long-term debt	-	-
Deferred income tax	-	-
Other	-	-
Total long-term liabilities	-	-
Owner's Equity		
Owner's investment	52,538	47,056
retained earnings	(17,411)	
net income (loss)	244	(17,411)
Total owner's equity	35,371	29,645
Total Liabilities and Owner's Equity	**36,535**	**29,645**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	0.03	0.00
Current Ratio (Current Assets / Current Liabilities)	0.23	
Working Capital (Current Assets - Current Liabilities)	(891)	379
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	1.03	1.00
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.03	0.00

3630 San Fernando Rd.
Glendale CA 91204 (818) 930-4820
www.15thRoundBoxing.com

Income Statement (unaudited)

Business Name:
15TH ROUND BOXING

Description	Tax Year 2015	Tax Year 2016	Increase (Decrease)
INCOME			
GROSS INCOME	2,133.	100,031.	97,898.
EXPENSES			
DEPRECIATION AND SEC. 179 EXPENSE	14,178.	12,701.	-1,477.
INSURANCE	0.	653.	653.
LEGAL AND PROFESSIONAL SERVICES	0.	1,600.	1,600.
OFFICE EXPENSE	0.	2,062.	2,062.
RENT/LEASE-OTHER BUSINESS PROPERTY	2,500.	30,200.	27,700.
SUPPLIES	2,800.	4,027.	1,227.
TAXES AND LICENSES	0.	1,164.	1,164.
TRAVEL	0.	1,636.	1,636.
MEALS AND ENTERTAINMENT	0.	963.	963.
UTILITIES	0.	172.	172.
OTHER EXPENSES	66.	44,609.	44,543.
TOTAL EXPENSES	19,544.	99,787.	80,243.
NET PROFIT OR (LOSS)	-17,411.	244.	17,655.

3630 San Fernando Rd.
Glendale CA 91204 (818) 930-4820
www.15thRoundBoxing.com

STATEMENT OF STOCKHOLDER'S EQUITY (unaudited)

2018 moving forward.

15TH ROUND, LLC. CREATED 8/18/2017

Managing Member	GEORGE GIOVANIS	50,000 UNITS
Managing Member	EVANGELOS GIOVANIS	50,000 UNITS
TOTAL AVAILABLE UNITS		100,000 UNITS

CASH FLOW STATEMENT

CASH FLOW STATEMENT	2016	2015
Cash on Hand	379	0
gross income	100,031	2,133
cash from owner	-78	17,790
Total cash available (before cash out)	**100,332**	**19,923**
Cash Paid Out		
insurance	653	0
Legal & Professional Services	1,600	0
Office Expenses	2,062	0
Rent	30,200	2,500
Supplies	4,027	2,800
Taxs & Licenses	1,164	0
Travel	1,636	0
Meals & Entertainment	963	0
Utilities	172	0
Outside Services	13,443	0
Promoters	22,784	0
Promotional	4,492	0
Telephone	741	66
Auto Expense	1,269	0
Marketing	1,556	0
Postage	132	0
Bank And Merchant Charges	192	0
Equiptment Purchases	12,973	14,178
Total Paid Out	**100059**	**19544**
Cash Position	**273**	**379**

NOTE 1 – NATURE OF OPERATIONS

15TH ROUND BOXING was formed on [JANUARY 1, 2015] ("Inception") in the State of CALIFORNIA. The financial statements of 15th Round Boxing (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in GLENDALE CALIFORNIA

15th Round Boxing
15th Round Boxing Gym, currently based in the Los Angeles County.
We are a fully trademarked and licensed company, with vetted instructors and managers who take pride in their work. Clients range from people looking to get in shape, while learning self-defense, all the way to professional boxers that are making a career in the sport. Product line to begin sales to the public by end of 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from training boxing to customers and selling trademarked custom boxing supplies. When (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do lease a property in Glendale and have a 3 year commitment with an option to extend 5 more years. We plan to expand to a second location and sign another lease.

NOTE 5 – Members' EQUITY

Units
We have authorized the issuance of 100,000 Membership Units of our LLC with par value of $13.

NOTE 6 – RELATED PARTY TRANSACTIONS

NONE

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 7 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a negative material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

15th Round Boxing is pending **StartEngine Approval.**



PLAY VIDEO

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Investors

$0.00
Raised of $10K - $107K goal

15th Round Boxing

Boxing Gym and Product Line

Small OPO · Glendale, CA · Sports · Accepting International Investment




15th
ROUND
BOXING
FEATURED FIGHTER
ALEXANDER "THE GREAT" ENRIQUEZ

Successful Boxing Concept Expanding Now!

Invest in 15TH Round Boxing

We are offering an opportunity to participate in the market expansion of 15th Round Boxing Gym, currently based in Los Angeles County. We are a fully trademarked and licensed company, with vetted instructors and managers who take pride in their work. Clients range from people looking to get in shape while learning self-defense, all the way to professional boxers that are making a career in the sport.

Here at the 15th Round, we know that a boxing gym is not just a place go punch custom, leather bags, but rather an emblem of hope in a community, regardless of wealth, race, age or sex. Not only have we saved some clients from the streets, or rehabilitated them off drugs, but we've also saved others from diabetes and obesity. Sometimes we've saved failing marriages as well. We've instilled, in every client, the mental confidence and physical fitness required to have a healthy mind and body image that assists them at home, work and at play.

- Your Company Founders George Giovanis, Evangelos Giovanis

Investment

Membership Units

$13/Unit | When you invest you are betting the company's future value will exceed $1.4M.

Distribution Rights

Pre-Recoupment: Investors will retain 10% of Gross Proceeds up to 120% of the total amount raised.

After Recoupment: The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

Perks*

$390+ 15th Round Boxing Shirt



$780+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece
$1,560+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 10% off Lifetime Membership
$3,120+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 15% off Lifetime Membership, 30% off Lifetime Merchandise
$6,240+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 25% off Lifetime Membership, 50% off Lifetime Merchandise
$12,480+ Shirt, Gloves, Wraps, Mouth Piece, 50% off Lifetime Membership/Merchandise. Also work a corner with us and be in the locker room during one live professional boxing event. See the biz inside and out!

*All perks occur after the offering is completed. Trademarked materials are not intended for resale in person or online. Purchases are only allowed for personal use and will be limited to ensure such treatment. Family members, friends, and all other persons must purchase from company direct.

Success is dependent on effort!

A STARTUP THAT HAS ALREADY STARTED UP

Our biggest accomplishment is the positive influence we have on our community. Changing lives for the better on a daily basis makes us the richest company in the world.


15TH ROUND
REYES

Expansion is a must

- 15th Round Boxing has been operating since 12/5/15. In approximately 2 years, membership and business have more than tripled.
- On site management team always overseeing daily operations.
- Privately owned and operated by 1 of only 39 professionally licensed boxing trainers in all of California with the sanctioning authority to turn amateur boxers into professionals.
- Boxing coaches with over 70 years combined training experience, some of which have fought for world titles several times.
- Registered with CSAC (California State Athletic Commission), AIBA (International Boxing Association), and USA Boxing.
- Located in one of the largest boxing communities and hotbeds in the USA.

Professional Boxing Facility with Trademarked Product Line


15th
ROUND
BOXING
www . 15th round boxing . com
(818) 930 - 4820

Group Fitness Classes



Trademarked Product Line


15th
ROUND

Professional Boxing Instruction





Outstanding Community Presence

Active Members with Positive Reputable non profits:


CALIFORNIA STATE
ATHLETIC COMMISSION



What Makes 15th Round Boxing Different?

We are a driving force in boxing and our community. Our growing family of clients and employees are our greatest achievement. Our product line is tested in the field from paying customers and professional athletes. Our pulse on boxing is our bloodline, defined in our mantra; "success is dependent on effort."




TITLE

Risk Reductions factors

- Currently grossing over $100K from only one location. Projections expected to double gross revenue with the expansion.
- Locally owned and operated. No absentee management. The Giovanis brothers have been boxing since the age of 13, applying that passion and experience in their business model.
- 15th Round Boxing is an official ticket vendor and has done business in that capacity with Top Rank, Bash Boxing and All Star Promotions. Ticket sales have generated over $22K in gross income.
- Our 2 professional boxers, in the Heavyweight and Super Bantamweight divisions, hold national amateur titles, and are undefeated after 8 professional bouts.They are both currently ranked in the top 30% of the world. We anticipate signing and developing more professional boxers every year.
- Evangelos Giovanis, our CSAC licensed boxing manager also specializes in film production. He has brought in companies (such as BuzzFeed) to shoot videos on site that have garnered over one million views on YouTube, increasing brand awareness and generating income.
- Favorable relations with local schools, PAL, rehabilitation programs, youth programs, gang prevention programs, local doctors and many more sponsors and businesses ensures integration on a local, grassroots level making customer referrals our main source of new client sign ups.
- Outstanding relationships with governing bodies.
- *5* star ratings and stellar reviews on all web related and social media platforms such as: Yelp, Yahoo, Facebook.
- As of 3/1/17, 15th Round Boxing has been internationally trademarked as a boxing academy and for product lines such as apparel, shoes and boxing gear.
- Long-term plans include franchising and expanding into international product sales to generate more income.


Number of participants in boxing in the United States from 2006 to 2015 (in millions)*
2.04
2.26
2.36
2.93
5.64
5.11
6.47
6.39
6.39
6.77
2006
2007
2008
2009
2010**
2011
2012
2013
2014
2015
ABOUT THIS STATISTIC
This statistic shows the number of participants in boxing in the United States from 2006 to 2015. In 2014, the number of participants (aged six years and older) in boxing amounted to approximately 6.39 million.
© Statista 2017

BOXING IS ON A STEADY RISE

Source

BOXING IS ON A STEADY RISE


Number of participants in boxing in the United States from 2006 to 2015 (in millions)*


Number of participants in millions
8
7
6
5
4
3
2
1
0
2.04
2.28
2.36
2.93
5.64
5.11
6.47
6.39
6.39
6.77
2006
2007
2008
2009
2010**
2011
2012
2013
2014
2015
© Statista 2017

ABOUT THIS STATISTIC

This statistic shows the number of participants in boxing in the United States from 2006 to 2015. In 2014, the number of participants (aged six years and older) in boxing amounted to approximately 6.39 million.

Source

Boxing Fitness and Supplies. Growth Rooted in Tradition.

Smaller niche gyms gather cult followings

Specialty training facilities are not new. And specialty fitness that focus on a particular style of exercise, piece of equipment, or even philosophical approach, are exploding across the country and have become all the rage. "Belt factories," MMA and Cross-Fit gyms, are flourishing in every town across America, and thus, many nationwide sports fans are under the impression that boxing is fading away from national attention, when in actuality - it is becoming more popular than ever. Statistics prove that traditional boxing is currently surging in popularity and revenue, a trend that is projected to continue well into the future where the potential for growth and franchise opportunity are remarkable. But that barely scratches the surface. Membership often becomes a point of pride and a community develops around the exercise. Branded merchandise and cross-gym competitive events often become additional sources of revenue.
Source.

Industry Facts & Figures

In the United States
- Over 54 million Americans paid gym membership fees in 2014, and for the second year in a row actual visits to the gyms exceeded **5 billion**! The average member visited their club over 100 times, an all-time high.

- Memberships have grown 18.6% between 2008 and 2014, and the trend continued in 2015. Where are all these people going? In the United States there were **34 thousand fitness centers** – an increase of 6.4% over 2013. Revenue of $24.2 billion in 2014, was also a sharp 7.4% increase over $22.4 billion in 2013.

- According to the Bureau of Labor Statistics, these fitness and recreational sports centers employed 533,200 people in 2014, and jobs are expected to grow 8% by 2024.

Around the world
- Globally there are over 180,000 fitness clubs, estimated to have earned $84 billion from their 145 million members.
Source.

Opportunity

According to the CDC, almost 70% of Americans over the age of 20 are overweight, including 35% that are considered obese. Conversely, awareness and education about the importance of a healthy lifestyle continues to increase. With that better understanding is the certain knowledge that exercise improves energy levels, decreases medical expenses and likely increases longevity. Even consumers that have shied away from the traditional gyms are getting their groove back in boutique workout studios, outdoor boot camps and even some online do-it-yourself programs. Market demand is strong, and finding success will come down to finding the type of fitness business that will work for your local community. Boxing has always been a champion.
Source.

Founders of the 15th Round George Giovanis and Evangelos Giovanis



Brothers in life and business. Join the family. Become the 15th Round.

July 2015

15th Round Boxing

The Giovanis brothers have decided they're opening a boxing gym! They find a great location, work out the lease and order the equipment. But what to call it? 15th Round feels like a knockout!

September 2015



Business permit is issued and construction begins.

"Success is dependent on effort" and our literal, hands-on approach saves the company money & guarantees quality control from inception to execution.

December 2015



OPEN FOR BUSINESS

15th Round opens and begins its steps towards boxing greatness!

February 2016

15th Round joins CSAC

Evangelos Giovanis becomes approved as a licensed manager for professional boxers. George Giovanis is approved as 1 of 39 licensed professional boxing trainers in CA.

May 2016



15th Round professional boxer

Alexander Enriquez begins his pro boxing career with the tutelage of George Giovanis & the caring guidance & management of Evangelos Giovanis. He is currently 3W 0L 3D.

July 2017



15th Round is officially trademarked

Trademark is approved and product samples begin to come in.

August 2017

Partnered with the LAPD

We are donating our gym during certain hours to the Police Athletic League. A national nonprofit. This will generate a small stipend and a larger tax credit.

August 2017

Amatuer team is rebooted

Future pros are being groomed & training hard in house. 15th Round gets Safe Training Certified with USA Boxing, passing trainers tests & background checks.

February 2018



Expanding to second location

We have a successful blueprint to fall back on. We will succeed in expanding to a second location. We wish to open a third, fourth, fifth... fifteenth gym as well. (ANTICIPATED)

July 2018



Product line in full swing

We are getting into retail. Our very own hard hitting, trademarked product line of boxing gloves, apparel, shorts, shoes, gear and more! Online store, brick and mortar too. (ANTICIPATED)

In the Press

SHOW MORE

Meet the Founders



George Giovanis

Founder, Co-CEO & Manager

Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brothers opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By the age of 13 they joined Rhode Island Boxing, home of five time world champion Vinny Paz. Over the years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida, home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. Wanting to grow even more in the martial arts, George also learned Muay Thai, (Dutch style) which is perfect for self defense and MMA as it originates in a boxing stance. So be careful when you slip and dip. In 2013, George was working at XTC fight club in Eagle Rock CA. George operated as a GM and head trainer where he trained kids and adults how to box. In two years, he helped trained dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016. The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13 awards. The film will be released and available on all platforms in 2018. George is currently a Managing Member of Bereave LLC. A company created for the production of the film. George is currently the head licensed professional trainer and CEO/Manager at 15th Round Boxing Club.



Evangelos Giovanis

Founder, Co-CEO & Manager

Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brothers opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By the age of 13 they joined Rhode Island Boxing, home of five time world champion Vinny Paz. Over the years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida, home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. In 2013, Evangelos was working at XTC fight club where he helped train kids and adults how to box. In two years, he helped train. dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016. The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13 awards. The film will be released and available on all platforms in 2018. Evangelos is currently a Managing Member of Bereave LLC, since 2014. A company created for the production of the film. Evangelos is currently a Trainer and a licensed boxer manager and CEO/Manager at 15th Round Boxing.

And the Rest of the Team



David Kamau

Instructor

David Nganga Kamau (born August 4, 1965 in Nakuru, Kenya) is a Kenyan professional boxer in the Light Middleweight division and has only had four losses. During his Pro career he was once trained by Alberto Davila the former bantamweight champion WBC Light Welterweight Championship. As an undefeated African, David lost his first shot at the title to legendary three division World Champion, Julio César Chávez, for the WBC Welterweight Championship. In his second effort at a World Championship he would not fare better, getting knocked out by four division World Champion, Mexican-American Oscar De La Hoya. In February 1999, he would go on to lose against American Danny Perez Ramírez. WBO NABO Welterweight Championship. On June 16, 2000 Kamau lost to three-time world champion, American Antonio Margarito in Fantasy Springs Casino, Indio, California. The Giovanis brothers teamed up with CSAC to award David his due pension. This story has been a driving force for other retired boxers to become aware of their rights as retired California fighters.



Alexander "The Great" Enriquez

Professional Boxer / Instructor

Started Boxing at the age of 18. ADIDAS National Champion. Southern California Champion. Undefeated Professional Boxer. Instructor at the 15th Round.

Offering Summary

Maximum 8,230 Membership Units ($106,990 Proceeds to the company**)

Minimum 769 Membership Units ($9,997 Proceeds to the company**)

Company	15th Round, LLC
Corporate Address	3630 San Fernando Rd., Glendale, CA 91204
Description of Business	Professional Boxing Facility & Trademarked Boxing Supply Store
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$13.00
Minimum Investment Amount (per investor)	$260.00

DISTRIBUTION RIGHTS

Pre-Recoupment: Investors will retain 10% of Gross Proceeds up to 120% of the total amount raised.

After Recoupment: The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

INVESTOR BENEFITS / PERKS***

$390+ 15th Round Boxing Shirt

$780+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece

$1,560+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 10% off Lifetime Membership

$3,120+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 15% off Lifetime Membership, 30% Lifetime Merchandise

$6,240+ Shirt, Boxing Gloves, Hand Wraps, Mouth Piece, 20% off Lifetime Membership, 50% Lifetime Merchandise

$12,480+ Shirt, Gloves, Wraps, Mouth Piece, 50% off Lifetime Membership/Merchandise, be in the corner and backstage to one live professional boxing event. See the biz inside and out!

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov .

We will not use commissioned sales agents or underwriters.

** does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on SartEngine.com estimated to be less than 7% of total raise.

*** All perks occur after the offering is completed. Trademarked materials are not intended for resale in person or online. Purchases are only allowed for personal use and will be limited to ensure such treatment. Family members, friends, and all other persons must purchase from company direct.

Irregular Use of Proceeds

There will be no Irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow 15th Round Boxing to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

__1st VIDEO George & Evangelos say hello__

[intro music]

>> Evangelos: I think it was Muhammad Ali who said, "If they can make penicillin out of moldy bread, then they can sure make something out of you."

>> Evangelos: I'm Evangelos Giovanis

>> George: And I'm George Giovanis

>> Evangelos: We built our 15th Round Boxing Gym about a couple of years ago.

>> George: We built everything you see here.

>> Evangelos: It was a lot of hard work we did, and we're very proud of it.

>> George: Yes we are. We cleaned it.

>> Evangelos: we painted it.

>> George: We installed the floor

>> Evangelos: We installed the ring, and we ordered custom leather bags

>> George: We stuffed the bags.

>> Evangelos: Yeah. We did a lot

>> George: Yeah.

>> Evangelos: we worked very hard to build and trademark our brand. To grow our business.

>> George: And now we're looking to expand. This is where we need your help. We're going to open a second location, a third location, a forth.

>> Evangelos: A 15th.

(both laugh)

>> Evangelos: boxing gears, supplies, apparel, everything, product line.

>> George: But here's the thing. You're not investing in a startup. You're investing in a startup that has already started up.

>> Evangelos: you're investing in a thriving business that contributes to society. We have a purpose. I'm not giving you lip service here. I'm talking diabetes, hearth disease, hypertension, cholesterol, osteoarthritis, some types of cancer, mental illness, depression. We fight it all here. I tell everybody, boxing will help your life in every way. It will help you at work, at play, it's just very fulfilling. You know what you don't only have to hear it from me. I'm going to

introduce you to our family. Our clients at the 15th Round. Listen to them.

>>Vinny: 15th Round is the best gym in the world. They help me, they changed my life. I was going down hill. It gave me an opportunity to do something with my life. It's a great gym. I would be nothing without this gym. This gym is literally the best.

>> Kathrine: When I came here I was 108 pounds, I was scrawny, I was weak, very skinny. But know I'm healthy and I weigh about 130. I gained a lot of muscle. My body is looking the best it's ever looked. I'm really looking forward to making it look even better, and become even stronger.

>> Evangelos: You nervous about your first fight, on the 25th?

>> Kathrine: Yes I'm nervous, but I'm pretty confident about what they've taught me. About what George and Angelos have thought me. I'm just going to try my best to do what they've taught me to do.

>> Evangelos: Your fighting a girl who is 2 and 0. Are you scared?

>> Kathrine: No

>> Evangelos: why not.

>> Kathrine: Because she hasn't fought me.

[both laught]

>> Matt: The 15th Round. It's changed my life. I started coming here about a year and a half ago, to learn self defense, and just get in shape, and this was the most welcoming family I could have ever asked for. They know how to push you, and I've never been an athletic person, and now I fell like I'm in incredible shape. I'm 35 years old, and I've never felt better.

>> Arty: Hi, my name is Arty and I'm 43 years old, and I've been coming to the 15th round for over a year. I lost 20lbs, I quit smoking, and an inch off my waist.

>> Blanca: So my name is Blanca and I'm Hailey's mother, and I started bringing her here because first of all she loves boxing, and I encourage her in anything she wants to do. So I've seen a big difference ever since we started coming here. She's gotten so addicted to this place that I just can't keep her away from here. We bring her and she enjoys it. She comes back home with a positive mind, and I see a really good, positive outcome from the whole thing.

>> Lorena: It's really great. It's not just come to the gym and run on the treadmill a half an hour and do fifty pushups. Good bye, halve an nice day. You guys really care about us. You guys really take care of us. I feel cared for. I feel looked after here, and I told you before, at least George. I really feel like you guys are the big brothers I've always wanted and never had. I learn something from you guys. You guys push me. You guys help me reach my goals, and I really feel that's what makes 15th Round the best place. I love this place. I love this gym. I love you guys and 15th Round is really the best place.

>> Evangelos: We love you to Lorena. Thank you so much. You guys like the 15th Round.

>> Kids: yeah

[everyone laughs]

>> Evangelos: I don't believe you. Do you guys like the 15th Round.

>> Kids: YES!!

>> Evangelos: Tell me Hailey.

>> Hailey: I love the coaches we have here. They're awesome.

>> Evangelos: how strong are you.

>> Hailey: like a tiger.

>> Evangelos: Hey Sergio

>> Sergio: Hi

>> Evangelos: How you doing

>> Sergio: good

>> Evangelos: How strong are you?

>> Sergio: I'm strong as a bull

>> Evangelos: Strong as a bull? All right buddy! How about you Noah

>> Noah: I'm strong as a Gorilla

>> Evangelos: A gorilla wow!

>> Parker: I love this place. It's a beautiful place and stuff. I'm strong as an alligator.

>> Evangelos: All right buddy, Parker.

>> Albert: I like the coach going hard on us, and I'm strong as a Godzilla!

>> Evangelos: All right you guys. So, would you tell your friends to join the 15th Round?

>> Kids: Yes!

>> Evangelos: All right thank you, you guys, you're the best.

>> Carrie: What does the 15th Round mean to us? Well, we met each other here. This place really is a home to a lot of people, and it's a place to unwind. It's therapy.

>> Miguel: 15th Round, it's a challenge. You challenge yourself physically, mentally, so you

become stronger, a better person. You know, things you don't think you can do; you overcome them.

>> Tyler: I love coming here. Not only do I feel like family, I've lost a ton of weight, I feel great. This is the best gym I've ever been a part of, and I'm not a gym guy, so I can't say enough good things about it.

>>Gibron: I love this gym because what it means to me? It means family and it means home to me. Ever since I've been to this gym. It's been great, It's changed my life completely.

>> George: You're camera shy?

>> Jason: A little bit.

>> George: So you don't want to give a testimonial?

>> Jason: [bleep] you George.

[both laugh]

>> Jason: I hate this place I'm always soar after I leave, sweaty. It sucks.

SECOND VIDEO / ALEXANDER ENRIQUEZ REEL

[music plays]
>>Alexander: Hi my name is Alexander Enriquez, boxing out of 15TH Round. I started boxing when i was 18, with George and Evangelos Giovanis. They taught me everything I know. They turned me pro. Started from my amateur career to now my professional career.
[music continues]
>>Alexander: I see a lot of people walk in the gym, come in and say they want to box, and I believe them. But they don't show what it has to be a boxer, and i just like to inspire them. My favorite part about boxing is getting in the ring and sparring. I like to spar. I like to get in there and get hit. I feel that's where I do my most learning. You can hit a bag all day, and sometimes you just don't feel like a boxer. When you get in there and get hit. You have to grind, bight down on that mouthpiece, clinch your fist, see that other person squint when they get hit, it's a good feeling. When you get hit and it hurts, and your not supposed to show the pain, and you're just pokerfacing it. You feel like a little warrior and you take pride in being strong in the ring. Because I like to be strong outside of the ring. I know I chased my dream and I followed it, and that's a lot more than a lot of people can say.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Operating Agreement

15th Round, LLC,
a California Limited Liability Company

THIS OPERATING AGREEMENT of 15th Round, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A. The Members have formed the Company as a California limited liability company under the California Revised Uniform Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of California. The Members hereby adopt and approve the articles of organization of the Company filed with the California Secretary of State.

B. The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the California Revised Uniform Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the California Revised Uniform Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Unit Interest" means the Units of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as:

A. If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Unit Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

"Investment Capital" means monies raised via Start Engine in regards to the expansion and growth of The Company.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Unit Interest or as otherwise unanimously agreed by the Managing Members.

2.3 **Additional Members**.

A. With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by the Managing Members.

B. Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the California Revised Uniform Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Managing Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Unit Interest held by each Member and in compliance with applicable tax laws.

3.2 **Investment Capital Distributions**. The company shall distribute 10% of Gross Proceeds towards Non-Managing Members as a repayment of the Investment Capital., which amount shall be repaid at least semi-annually to each Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Non-Managing Membership Units, until 120% of the total Investment Capital is recouped;

3.3 **Continued Distributions.** After Recoupment, such remaining Gross Proceeds, if any, shall be distributed pursuant to Article 3, Section 3.5.

3.4 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A. The Company would be unable to pay its debts as they become due in the usual course of business; or

B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

3.5 **General Distributions.** The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A. **Generally**. Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B. **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the California Revised Uniform Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative

vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require majority approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Unit Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) A merger or conversion under the California Revised Uniform Limited Liability Company Act;

(iv) Any other act outside the ordinary course of the Company's activities;

(v) The sale, lease, exchange, or other disposition of all, or substantially all, of the Company's property, with or without goodwill, outside the ordinary course of the Company's activities; and

(vi) The amendment of this Agreement.

4.2 **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the California Revised Uniform Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3 **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and

perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii) A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

(iv) An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Meetings may be called by any Member or Members, holding 10% or more of the Unit Interests, for the purpose of addressing any matters on which the Members may vote. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed

waiver to the Company's principal executive office or as otherwise provided in the California Revised Uniform Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the California Revised Uniform Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account, which must be paid by the Company to such Member within ninety (90) days of the withdrawal date unless otherwise agreed in writing.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Unit Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i) The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

(ii) Entry of a decree of judicial dissolution under Section 17707.01 of the California Revised Uniform Limited Liability Company Act;

(iii) The sale or transfer of all or substantially all of the Company's assets;

(iv) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v) The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under California law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, California law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice**. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the California Revised Uniform Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the California Revised Uniform Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[*Remainder Intentionally Left Blank.*]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: August 18, 2017

Signature of George Giovanis

Signature of Evangelos Giovanis

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

MANAGING MEMBERS	**Units Owned**
George Giovanis Address: 3630 San Fernando Rd. Glendale, California 91204	50,000
Evangelos Giovanis Address: 3630 San Fernando Rd. Glendale, California 91204	50,000

NON MANAGING MEMBERS	**Units Owned**
To be determined	To be determined

EXHIBIT B

MANAGERS

Manager(s) of the Company are set forth below.

George Giovanis
Evangelos Giovanis